SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33566; File No. 812-14911

The Guardian Insurance & Annuity Company, Inc., et al.

July 23, 2019

AGENCY: Securities and Exchange Commission ("Commission")

ACTION: Notice.

Notice of application for an order approving the substitution of certain securities pursuant to section 26(c) of the Investment Company Act of 1940, as amended (the "1940 Act") and an order of exemption pursuant to section 17(b) of the Act from section 17(a) of the 1940 Act.

Applicants: The Guardian Insurance & Annuity Company, Inc., ("Guardian"), The Guardian Separate Account Q, and The Guardian Separate Account R (collectively, the "Separate Accounts" and together with Guardian, the "Section 26 Applicants"); and the Section 26 Applicants, Guardian Variable Products Trust (the "Trust"), and Park Avenue Institutional Advisers LLC ("Park Avenue") (collectively, the "Section 17 Applicants"). All applicants to this Application may also be collectively referred to herein as the "Applicants."

Summary of Application: Section 26 Applicants seek an order pursuant to section 26(c) of the 1940 Act, approving the substitution of shares issued by certain investment portfolios of registered investment companies (the "Existing Portfolios") for shares of certain investment portfolios of the Trust (the "Replacement Portfolios"), held by the Separate Accounts under certain variable annuity contracts (the "Contracts"). The Section 17 Applicants seek an order pursuant to section 17(b) of the Act exempting them from section 17(a) of the Act to the extent necessary to permit them to engage in certain in-kind transactions.

Filing Date: The application was filed on June 1, 2018 and was amended on

November 5, 2018 and April 1, 2019.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving the Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on August 19, 2019 and should be accompanied by proof of service on the Applicants in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the 1940 Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Richard T. Potter, Senior Vice President, Counsel and Assistant Corporate Secretary, The Guardian Insurance & Annuity Company, Inc., 7 Hanover Square, New York, New York 10004; Stephen E. Roth, Esq. and Cynthia R. Beyea, Esq., Eversheds Sutherland (US) LLP, 700 Sixth Street, NW, Suite 700, Washington, D.C. 20001-3980.

FOR FURTHER INFORMATION CONTACT: Jill Corrigan, Senior Counsel, at (202) 551-8929, or Aaron Gilbride, Branch Chief at (202) 551-6906 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or for an Applicant using the Company name box, at

[http://www.sec.gov.search/search.htm](http://www.sec.gov.search/search.htm), or by calling (202) 551-8090.

Applicants' Representations:

1.　　　Guardian is a Delaware stock life insurance company licensed to conduct insurance business in the District of Columbia and all fifty states of the United States. Guardian is wholly-owned by The Guardian Life Insurance Company of America ("Guardian Life"), a mutual life insurance company.

2.　　　Each Separate Account meets the definition of "separate account," as defined in section 2(a)(37) of the 1940 Act and rule 0-1(e) thereunder. The Separate Accounts are registered with the Commission under the 1940 Act as unit investment trusts. The assets of the Separate Accounts support the Contracts and interests in the Separate Accounts offered through such Contracts. Guardian is the legal owner of the assets in the Separate Accounts. The Separate Accounts are segmented into subaccounts, and each subaccount invests in an underlying registered open-end management investment company or series thereof.

3.　　　The Contracts are each registered under the Securities Act of 1933, as amended (the "1933 Act") on Form N-4. Each Contract has particular fees, charges, and investment options, as described in the Contracts' respective prospectuses.

4.　　　The Contracts are individual flexible or single premium deferred variable annuity contracts. As set forth in the prospectuses for the Contracts, each Contract provides that Guardian reserves the right to substitute shares of the funds in which the Separate Accounts invest for shares of any funds already held or to be held in the future by the Separate

Accounts.[1]

5.     Guardian, on behalf of itself and the Separate Accounts, proposes to exercise its contractual right to substitute shares of the Existing Portfolios for shares of the Replacement Portfolios ("Substitutions"), as shown in the table below:

| Substitution No. | Existing Portfolio | Replacement Portfolio |
| --- | --- | --- |
| 1 | Fidelity VIP Contrafund Portfolio (Service Class 2) | Guardian Large Cap Disciplined Growth VIP Fund |
| 2 | AB Large Cap Growth Portfolio (Class B) | Guardian Large Cap Disciplined Growth VIP Fund |
| 3 | Franklin Rising Dividends VIP Fund (Class 2) | Guardian Diversified Research VIP Fund |
| 4 | BlackRock Capital Appreciation V.I. Fund (Class III) | Guardian Large Cap Fundamental Growth VIP Fund |
| 5 | Invesco V.I. Small Cap Equity Fund (Series II) | Guardian Small Cap Core VIP Fund |
| 6 | Oppenheimer Main Street Small Cap Fund/VA (Service Shares)[2] | Guardian Small Cap Core VIP Fund |

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[1] Certain Contracts make or made available guaranteed living benefit riders (each, a "Living Benefit Rider" and collectively, the "Living Benefit Riders"). The terms of certain Living Benefit Riders include investment restrictions that limit the available investment options to identified allocation models consisting of a specified selection of investment options. A Contract owner with a Living Benefit Rider that has investment restrictions may transfer Contract value by reallocating all of his Contract value to a different allocation model under the rider or, depending on the terms of the rider, by reallocating his Contract value within the parameters of the allocation model.
[2] On October 18, 2018, Massachusetts Mutual Life Insurance Company, an indirect corporate parent of OppenheimerFunds, Inc. and certain of its subsidiaries, announced that it has entered into an agreement whereby Invesco Ltd. will acquire OppenheimerFunds, Inc. (the "Transaction"). In connection with the Transaction, a proxy statement has been submitted to shareholders of the Oppenheimer Main Street Small Cap Fund/VA (Service Shares) and the Oppenheimer Global Strategic Income Fund/VA (Service Shares) (the "Target Funds"). See AIM Variable Insurance Funds (Invesco Variable Insurance Funds), Definitive Materials (497) (Feb. 19, 2019) (File No. 333-229243). The proxy statement requests shareholder approval to reorganize (i) the Oppenheimer Main Street Small Cap Fund/VA (Service Shares) into the Invesco Oppenheimer V.I. Main Street® Small Cap Fund (Series II) and (ii) the Oppenheimer Global Strategic Income Fund/VA (Service Shares) into the Invesco Oppenheimer V.I. Global Strategic Income Fund (Series II). As described in the proxy statement, each of the Invesco funds referenced above (the "Acquiring Funds") is "a newly organized shell fund created to acquire the assets and assume the accrued liabilities of the corresponding [Target Fund]," and no funds other than the Target Funds would be acquired by the Acquiring Funds as part of the Transaction. In that regard, each Acquiring Fund does not currently have any

| Substitution No. | Existing Portfolio | Replacement Portfolio |
|---|---|---|
| 7 | MFS® Utilities Series (Service Class) | Guardian Global Utilities VIP Fund |
| 8 | Franklin U.S. Government Securities VIP Fund (Class 2) | Guardian U.S. Government Securities VIP Fund |
| 9 | Invesco V.I. Government Securities Fund (Series II) | Guardian U.S. Government Securities VIP Fund |
| 10 | PIMCO Total Return Portfolio (Advisor Class) | Guardian Total Return Bond VIP Fund |
| 11 | Western Asset Core Plus VIT Portfolio (Class II) | Guardian Total Return Bond VIP Fund |
| 12 | Oppenheimer Global Strategic Income Fund/VA (Service Shares)[3] | Guardian Multi-Sector Bond VIP Fund |

6.     The Replacement Portfolios are series of the Trust, a Delaware statutory trust

registered as an open-end management investment company under the 1940 Act (File No. 811-

23148) and whose shares are registered under the 1933 Act (File No. 333-210205).   The

Replacement Portfolios that have begun operations are currently available  (or, in the case of

_____

operating or performance history, and would be a continuation of its Target Fund within a different fund complex once it commences operations. Each Acquiring Fund has the same investment objectives and substantially similar principal investment strategies and risks as its Target Fund. The fee structure (including management and Rule 12b-1 fees) of each Acquiring Fund is identical to its Target Fund. As disclosed in the proxy statement and the Acquiring Funds' current prospectuses as of the date of this Application, the net expense ratio of the Invesco Oppenheimer V.I. Main Street® Small Cap Fund (Series II) is identical to the Oppenheimer Main Street Small Cap Fund/VA (Service Shares), and the net expense ratio of the Invesco Oppenheimer V.I. Global Strategic Income Fund (Series II) is 0.02% lower than the net expense ratio of the Oppenheimer Global Strategic Income Fund/VA (Service Shares). The same portfolio management team that manages each Target Fund will manage the corresponding Acquired Fund. The Acquiring Funds will not commence operations unless and until the reorganizations occur, and when the Acquiring Funds do commence operations, they would continue the historical performance information of their Target Funds. In light of each Acquiring Fund being a continuation of its Target Fund, if the reorganizations are approved and occur prior to the Substitutions, the Applicants intend to rely on the requested order of approval to substitute the Acquiring Funds as if they were Existing Funds under Substitution Nos. 6 and 12, and such substitutions would be performed in accordance with the policies and procedures and conditions set forth in this Application. As of the date of the Application, shareholders of the Target Funds had yet to vote on the reorganizations.
[3] Id.

the New Replacement Portfolios)[4] only as investment allocation options under variable insurance contracts issued by Guardian.

7.    Park Avenue, an indirect wholly-owned subsidiary of Guardian Life, serves as the investment adviser of each Replacement Portfolio.   Park Avenue is a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940.  Each Replacement Portfolio is sub-advised by a registered investment adviser that is unaffiliated with Applicants, the Trust, or Park Avenue.

8.    The Section 26 Applicants state that the proposed Substitutions are part of a strategic business goal of Guardian to improve the administrative efficiency and cost-effectiveness of the Contracts, as well as to make the Contracts more attractive to Contract owners.  The Section 26 Applicants note that the proposed Substitutions are intended to improve portfolio manager selection[5] and simplify fund lineups while reducing costs and maintaining a menu of investment options that would offer a similar diversity of investment options after the proposed Substitutions as is currently available under the Contracts.  The

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[4] The Replacement Portfolio that have begun operations are: Guardian Large Cap Disciplined Growth VIP Fund; Guardian Diversified Research VIP Fund; Guardian Large Cap Fundamental Growth VIP Fund; Guardian Small Cap Core VIP Fund; Guardian Global Utilities VIP Fund; Guardian U.S. Government Securities VIP Fund; Guardian Total Return Bond VIP Fund; Guardian Multi-Sector Bond VIP Fund.  The New Replacement Portfolios are: Guardian Small Cap Core VIP Fund; Guardian Global Utilities VIP Fund; Guardian Multi-Sector Bond VIP Fund; Guardian Total Return Bond VIP Fund; and Guardian U.S. Government Securities VIP Fund.

[5] The Trust and Park Avenue may rely on an order from the Commission that permits Park Avenue, subject to certain conditions, including approval of the Trust's board of directors but without the approval of shareholders, to select certain wholly-owned and non-affiliated investment sub-advisers to manage all or a portion of the assets of each portfolio of the Trust pursuant to an investment sub-advisory agreement with Park Avenue, and to materially amend sub-advisory agreements with Park Avenue. *See* Guardian Variable Products Trust and Park Avenue Institutional Advisers LLC, Investment Company Act Release Nos. 32420 (Jan. 9, 2017) (notice) and 32468 (Feb. 6, 2017) (the "Manager of Managers Order").  After the Substitution Date (defined below), Park Avenue will not change a Replacement Portfolio's sub-adviser, add a new sub-adviser, or otherwise rely on the Manager of Managers Order or any replacement order from the Commission with respect to any Replacement Portfolio without first obtaining shareholder approval of the change in sub-adviser, the new sub-adviser, or the Replacement Portfolio's ability to rely on the Manager of Managers Order or any replacement order from the Commission, at a shareholder meeting, the record date for which will be after the proposed Substitution has been effected.

Section 26 Applicants believe that the Replacement Portfolios have investment objectives, principal investment strategies, and principal risks, as described in their prospectuses, which are substantially similar to the corresponding Existing Portfolios, making those Replacement Portfolios appropriate candidates as substitutes. Information for each Existing Portfolio and Replacement Portfolio, including investment objectives, principal investment strategies, principal risks, and comparative performance history, can be found in the application.

9.      The Section 26 Applicants state that for all the proposed Substitutions, the net annual operating expenses of the Replacement Portfolio will not exceed, on an annualized basis, the net annual operating expenses of any corresponding Existing Portfolio for the last fiscal year preceding the date of the application (the "Expense Cap"). The Section 26 Applicants will cause Park Avenue, as the investment adviser of each Replacement Portfolio, to enter into a written contract with the Replacement Portfolio under which the net annual operating expenses of the Replacement Portfolio will not exceed the Expense Cap. The Expense Cap for each proposed Substitution will remain in place for a period of two years following the implementation of the proposed Substitution (the "Substitution Date"), except that for those proposed Substitutions for which the sum of the current management fee and rule 12b-1 fees of the Replacement Portfolio is greater than that of the corresponding Existing Portfolio, the Expense Cap for that proposed Substitution will extend for the life of the affected Contracts following the Substitution Date. Any amounts waived or reimbursed by Park Avenue pursuant to any Expense Cap will not be subject to Park Avenue's recoupment rights.

10.     The Section 26 Applicants represent that as of the Substitution Date, the Separate Accounts will redeem shares of the Existing Portfolios for cash and/or in-kind. Redemption requests and purchase orders will be placed simultaneously so that Contract values

will remain fully invested at all times.

11.     Each Substitution will be effected at the relative net asset values of the respective shares of the Replacement Portfolios in conformity with section 22(c) of the 1940 Act and rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Section 26 Applicants. The Substitutions will be effected without change in the amount or value of any Contracts held by affected Contract owners.[6]

12.     Contract owners will not incur any fees or charges as a result of the proposed Substitutions. The obligations of the Section 26 Applicants, and the rights of the affected Contract owners, under the Contracts of affected Contract owners will not be altered in any way. Guardian and/or its affiliates (other than the Trust) will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the affected Contract owners to effect the Substitutions. The proposed Substitutions will not cause the Contract fees and charges currently being paid by Contract owners to be greater after the proposed Substitution than before the proposed Substitution. In addition, the Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitutions.

13.     From the date of the Pre-Substitution Notice (defined below) through 30 days

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[6] The Section 26 Applicants state that, because the Substitutions will occur at relative net asset value, and the fees and charges under the Contracts will not change as a result of the Substitutions, the benefits offered by the guarantees under the Contracts will be the same immediately before and after the Substitutions. The Section 26 Applicants also state that what effect the Substitutions may have on the value of the benefits offered by the Contract guarantees would depend, among other things, on the relative future performance of the Existing Portfolios and Replacement Portfolios, which Applicants cannot predict. Nevertheless, the Section 26 Applicants note that at the time of the Substitutions, the Contracts will offer a comparable variety of investment options with as broad a range of risk/return characteristics.

following the Substitution Date, subject to the terms of certain Living Benefit Riders, Contract owners may make at least one transfer of Contract value from the subaccount investing in an Existing Portfolio (before the Substitution) or the Replacement Portfolio (after the Substitution) to any other available subaccount under the Contract without charge and without imposing any transfer limitations. Further, on the Substitution Date, Contract values attributable to investments in each Existing Portfolio will be transferred to the corresponding Replacement Portfolio without charge and without being subject to any transfer limitations. Moreover, except with respect to market timing policies and procedures and the terms of the Living Benefit Riders, Guardian will not exercise any rights reserved under the Contracts to impose restrictions on transfers between the subaccounts under the Contracts for a period beginning at least 30 days, including limitations on the future number of transfers, before the Substitution Date through at least 30 days following the Substitution Date.

14.     At least 30 days prior to the Substitution Date, Contract owners will be notified via prospectus supplements that the Section 26 Applicants received or expect to receive Commission approval of the applicable proposed Substitutions and of the anticipated Substitution Date (the "Pre-Substitution Notice"). Pre-Substitution Notices sent to Contract owners will be filed with the Commission pursuant to rule 497 under the 1933 Act. The Pre-Substitution Notice will advise Contract owners that from the date of the Pre-Substitution Notice through the date 30 days after the Substitutions, subject to the terms of certain Living Benefit Riders, Contract owners may make at least one transfer of Contract value from the subaccounts investing in the Existing Portfolios (before the Substitutions) or the Replacement Portfolios (after the Substitutions) to any other available subaccount without charge and without imposing any transfer limitations. Among other information, the Pre-Substitution

Notice will inform affected Contract owners that, except with respect to market timing policies and procedures and limitations imposed by Living Benefit Riders, Guardian will not exercise any rights reserved under the Contracts to impose additional restrictions on transfers out of a Replacement Portfolio subaccount from the date of the Pre-Substitution Notice, including limitations on the future number of transfers, until at least 30 days after the Substitution Date. Additionally, all affected Contract owners will be sent prospectuses of the applicable Replacement Portfolios at least 30 days before the Substitution Date.

15.    In addition to the Supplements distributed to the Contract owners, within five business days after the Substitution Date, Contract owners whose assets are allocated to a Replacement Portfolio as part of the proposed Substitutions will be sent a written notice (each, a "Confirmation") informing them that the Substitutions were carried out as previously notified. The Confirmation also will restate the information set forth in the Pre-Substitution Notice. The Confirmation will also reflect the values of the Contract owner's positions in the Existing Portfolio before the Substitution and the Replacement Portfolio after the Substitution.

Legal Analysis

1.    The Section 26 Applicants request that the Commission issue an order pursuant to section 26(c) of the 1940 Act approving the proposed Substitutions. Section 26(c) prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission. Section 26(c) provides that such approval shall be granted by order from the Commission if the evidence establishes that the substitution is consistent with the protection of investors and the purposes of the Act.

2.      The Section 26 Applicants submit that the Substitutions meet the standards set forth in section 26(c) and that, if implemented, the Substitutions would not raise any of the concerns that Congress intended to address when the 1940 Act was amended to include this provision. The Section 26 Applicants state that each Substitution protects the Contract owners who have Contract value allocated to an Existing Portfolio by providing Replacement Portfolios with substantially similar investment objectives, strategies, and risks, and providing Contract owners with investment options that have net annual operating expenses that will not exceed the Expense Cap.

3.      Guardian has reserved the right under the Contracts to substitute shares of another underlying fund for one of the current funds offered as an investment option under the Contracts. The Contracts and the Contracts' prospectuses disclose this right.

4.      The Section 26 Applicants submit that the ultimate effect of the proposed Substitutions will be to simplify the investment line-ups that are available to Contract owners while reducing expenses and continuing to provide Contract owners with a wide array of investment options. The Section 26 Applicants state that the proposed Substitutions will not reduce in any manner the nature or quality of the available investment options and the proposed Substitutions also will permit Guardian to present information to its Contract owners in a simpler and more concise manner. The Section 26 Applicants also state it is anticipated that after the proposed Substitutions, Contract owners will be provided with disclosure documents that contain a simpler presentation of the available investment options under the Contracts. The Section 26 Applicants also assert that the proposed Substitutions are not of the type that section 26 was designed to prevent because they will not result in costly forced redemption, nor will they affect other aspects of the Contracts. In addition, the proposed Substitutions will not adversely affect

any features or riders under the Contracts. Accordingly, no Contract owner will involuntarily lose his or her features or riders as a result of any proposed Substitution. Moreover, Applicants will offer Contract owners the opportunity to transfer amounts out of the affected subaccounts without any cost or other penalty (other than those necessary to implement policies and procedures designed to detect and deter disruptive transfers and other "market timing" activities and administer the terms of the Living Benefit Riders) that may otherwise have been imposed for a period beginning on the date of the Pre-Substitution Notice (which supplement will be delivered to the Contract owners at least 30 days before the Substitution Date) and ending no earlier than 30 days after the Substitution Date. The proposed Substitutions are also unlike the type of substitution that section 26(c) was designed to prevent in that the Substitutions have no impact on other aspects of the Contracts.

5.      The Section 17 Applicants request an order under section 17(b) exempting them from the provisions of section 17(a) to the extent necessary to permit the Section 17 Applicants to carry out some or all of the proposed Substitutions. The Section 17 Applicants state that because the proposed Substitutions may be effected, in whole or in part, by means of in-kind redemptions and purchases, the proposed Substitutions may be deemed to involve one or more purchases or sales of securities or property between affiliated persons.

6.      Section 17(a)(1) of the 1940 Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from knowingly selling any security or other property to that company. Section 17(a)(2) of the 1940 Act generally prohibits the persons described above, acting as principals, from knowingly purchasing any security or other property from the registered investment company.

7.      The Section 17 Applicants state that the proposed transactions may involve a

transfer of portfolio securities by the Existing Portfolios to the Separate Accounts. Immediately thereafter, the Separate Accounts would purchase shares of the Replacement Portfolios with the portfolio securities received from the Existing Portfolios. Accordingly, the Section 17 Applicants provide that to the extent that Guardian, the Separate Accounts, the Trust, Park Avenue, or the Replacement Portfolios, are deemed to be affiliated persons of one another under section 2(a)(3) or section 2(a)(9) of the 1940 Act, it is conceivable that this aspect of the proposed Substitutions could be viewed as being prohibited by section 17(a). Accordingly, the Section 17 Applicants have determined to seek relief from section 17(a).

8.	The Section 17 Applicants submit that the terms of the proposed in-kind purchases of shares of the Replacement Portfolios by the Separate Accounts, including the consideration to be paid and received, as described in the Application, are reasonable and fair and do not involve overreaching on the part of any person concerned. The Section 17 Applicants submit that the terms of the proposed in-kind transactions, including the consideration to be paid by each Existing Portfolio and received by each Replacement Portfolio involved, are reasonable, fair and do not involve overreaching principally because the transactions will conform with all but one of the conditions enumerated in rule 17a-7 under the 1940 Act.

9.	The proposed transactions will take place at relative net asset value in conformity with the requirements of section 22(c) of the 1940 Act and rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Applicants. The Substitutions will be effected without change in the amount or value of any Contract held by the affected Contract owners. The Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitutions. The fees and charges under the Contracts will not increase because of the

Substitutions. Even though Guardian, the Separate Accounts, the Trust, Park Avenue, and the Replacement Portfolios may not rely on rule 17a-7, the Section 17 Applicants believe that the rule's conditions outline the type of safeguards that result in transactions that are fair and reasonable to registered investment company participants and preclude overreaching in connection with an investment company by its affiliated persons.

10. The Section 17 Applicants also submit that the proposed in-kind purchases by the Separate Accounts are consistent with the policies of the Trust and the Replacement Portfolios, as provided in the Trust's current registration statement and reports filed under the 1940 Act. Finally, the Section 17 Applicants submit that the proposed Substitutions are consistent with the general purposes of the 1940 Act.

Applicants' Conditions

The Section 26 Applicants agree that any order granting the requested relief will be subject to the following conditions:

1. The Substitutions will not be effected unless Guardian determines that: (i) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the application; (ii) the Substitutions can be consummated as described in the application under applicable insurance laws; and (iii) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitutions.

2. After the Substitution Date, Park Avenue will not change a Replacement Portfolio's sub-adviser, add a new sub-adviser, or otherwise rely on the Manager of Managers Order or any replacement order from the Commission with respect to any Replacement Portfolio

without first obtaining shareholder approval of the change in sub-adviser, the new sub-adviser, or the Replacement Portfolio's ability to rely on the Manager of Managers Order, or any replacement order from the Commission, at a shareholder meeting, the record date for which shall be after the proposed Substitution has been effected.

3.      Guardian or an affiliate thereof (other than the Trust) will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the affected Contract owners to effect the Substitutions. The proposed Substitutions will not cause the Contract fees and charges currently being paid by Contract owners to be greater after the proposed Substitution than before the proposed Substitution.

4.      The Substitutions will be effected at the relative net asset values of the respective shares of the Replacement Portfolios in conformity with section 22(c) of the 1940 Act and rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Applicants. The Substitutions will be effected without change in the amount or value of any Contracts held by affected Contract owners.

5.      The Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitutions.

6.      The obligations of the Section 26 Applicants and the rights of the affected Contract owners, under the Contracts of affected Contract owners will not be altered in any way.

7.      Affected Contract owners will be permitted to transfer Contract value from the subaccount investing in the Existing Portfolio (before the Substitution Date) or the Replacement Portfolio (after the Substitution Date) to any other available investment option under the

Contract without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Contract owners with Living Benefit Riders, as applicable, may transfer Contract value from the subaccounts investing in the Existing Portfolios (before the Substitutions) or the Replacement Portfolios (after the Substitutions) to any other available investment option available under their respective riders without charge and without imposing any transfer limitations. Except as described in any market timing/short-term trading provisions of the relevant prospectus, the Applicants will not exercise any rights reserved under the Contracts to impose restrictions on transfers between the subaccounts under the Contracts, transfers, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

8.      All affected Contract owners will be notified via the Pre-Substitution Notice, at least 30 days before the Substitution Date, about: (i) the intended Substitution of Existing Portfolios with the Replacement Portfolios; (ii) the intended Substitution Date; and (iii) information with respect to transfers as set forth in Condition 7 above. In addition, the Section 26 Applicants will also deliver to affected Contract owners, at least 30 days before the Substitution Date, a prospectus for each applicable Replacement Portfolio.

9.      The Section 26 Applicants will deliver to each affected Contract owner within five business days of the Substitution Date a written confirmation which will include: (i) a confirmation that the Substitutions were carried out as previously notified; (ii) a restatement of the information set forth in the Pre-Substitution Notice; and (iii) values of the Contract owner's positions in the Existing Portfolio before the Substitution and the Replacement Portfolio after the Substitution.

10.     Guardian will cause Park Avenue, as the investment adviser of each Replacement Portfolio, to enter into a written contract with the Replacement Portfolio whereby, for the applicable time period, the net annual operating expenses of the Replacement Portfolio will not exceed, on an annualized basis, the net annual operating expense of any corresponding Existing Portfolio for the last fiscal year preceding the date of this Application.   The written contract will remain in place for a period of two years following the Substitution Date, except that for those proposed Substitutions for which the sum of the current management fee and rule 12b-1 Fee of the Replacement Portfolio is greater than that of the corresponding Existing Portfolio, the written agreement will extend for the life of the affected Contracts following the Substitution Date. Park Avenue will reimburse expenses to the extent necessary under each written agreement on the last business day of each month.   Any amounts waived or reimbursed by Park Avenue pursuant to this condition will not be subject to recoupment rights.  In addition, the Section 26 Applicants will not increase the Contract fees and charges that would otherwise be assessed under the terms of the Contracts for affected Contract owners for a period of at least two years following the Substitution Date.

For the Commission, by the Division of Investment Management, under delegated authority.

Jill M. Peterson
Assistant Secretary